January 13, 2012

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	Acorn International, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed April 27, 2011

File No. 1-33429

Dear Mr. Mew:

On behalf of Acorn International, Inc. (“Acorn” or the “Company”), set forth below are our responses to your comment letter dated December 29, 2011 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed to the Securities and Exchange Commission (the “Commission”) on April 27, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Acorn’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acorn responds to the Comment Letter as follows:

Form 20-F for the fiscal year ended December 31, 2010

Item 7. Major Shareholders and Related Party Transactions, page 105

B. Related Party Transactions, page 105

1.	Please ensure that you provide the information required by Item 7B of Form 20-F with respect to transactions between the company and key management personnel and/or individuals owning a voting interest in you that gives them significant influence over you. Your current disclosure refers to “certain of [y]our employees or their family members,” however, we note the exclusive partnership agreement you entered into with Global Infomercial Services, Inc., a company controlled by your Chairman of the Board and a significant shareholder. Please tell us what your disclosure will look like in future filings with respect to this transaction or any similar transactions. Please also file this agreement as an exhibit to your Form 20-F, pursuant to Item 19 of Form 20-F.

SEC Comment Response Letter

January 13, 2012

The Company respectfully submits that the Staff’s comment is noted and the Company will file the exclusive partnership agreement with Global Infomercial Services, Inc. (the “GIS Agreement”) as an exhibit to the Company’s Form 20-F for the year ended December 31, 2011. In addition, the Company respectfully advises the Staff that the following disclosure in connection with the GIS Agreement will be included as a separate subsection under Item 7B of the Company’s Form 20-F for the year ended December 31, 2011:

Exclusive Partnership Agreement with Global Infomercial Services, Inc.

We entered into an exclusive partnership agreement on July 21, 2011 with Global Infomercial Services, Inc., or GIS, a full-service international direct-response television distributor which is currently a wholly-owned subsidiary of Oak Lawn Marketing, Inc. Mr. Robert W. Roche, our Executive Chairman and the single largest shareholder is the Chairman and one of the largest shareholders of Oak Lawn Marketing, Inc. The agreement has an initial term of two years with the option for successive one year term renewals thereafter. Pursuant to the exclusive partnership agreement, GIS will:

•

be appointed as our exclusive agent with respect to all infomercial products (defined as all products sold with a short or long form infomercial) that have been or are being sold in North America, South America, or Europe;

•

provide certain services to our Company, which services include, among others, searching for and identifying products of interest for us, obtaining rights to such products, providing product marketing analysis, assisting in vendor relationship management and arranging certain marketing activities; and

•

receive a fee paid by us based on a percentage of the cost of all products introduced to us by GIS, which percentage will be negotiated on a case-by-case basis but in no event shall exceed 10% of the cost of the applicable product.

The exclusive partnership agreement was negotiated on arm’s length basis and approved by our audit committee.

SEC Comment Response Letter

January 13, 2012

Item 15T. Controls and Procedures, page 120

Disclosure controls and procedures, page 120

2.	We note you state that your disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In response to the Staff’s comment, the Company will amend the disclosure under Item 15T. Controls and Procedures - Disclosure Controls and Procedures in its Form 20-F/A for the year ended December 31, 2010 to be filed by the Company to the following:

“We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on that evaluation, our principal executive officer and our principal financial and accounting officer concluded that our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is accumulated, communicated to our management, recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms due to the material weakness described below under “Management’s Report on Internal Control Over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting, page 120

3.	Management’s conclusion regarding your internal control over financial reporting is distinct from, and in addition to, your disclosure controls and procedures conclusion. Please amend your Form 20-F filing to state whether or not management concluded that your internal control over financial reporting was not effective as of December 31, 2010. Refer to Item 15(b)(3) of Form 20-F.

In response to the Staff’s comment, the Company will amend the disclosure under Item 15T. Controls and Procedures - Management’s Report on Internal Control over Financial Reporting in its Form 20-F/A for the year ended December 31, 2010 to be filed by the Company to include the following sentence:

“Our management has concluded that the internal control over financial reporting was not effective as of December 31, 2010.”

SEC Comment Response Letter

January 13, 2012

4.	We note you did not include an auditor’s attestation report regarding your internal controls over financial reporting. Further, you indicated that you were a non-accelerated filer on the facing page of the Form 20-F. Please explain to us how you concluded you were a non-accelerated filer. Refer to Exchange Act Rule 12-b2 and SEC Release No. 33-9142 which can be found at: http://www.sec.gov/rules/final/2010/33-9142.pdf.

The Company respectfully submits that, to determine the value of common equity held by non-affiliates of the Company and the non-accelerated filer status of the Company, it examined the total number of shares held by affiliates of the Company, and subtracted this from the total number of outstanding shares to get the total number of shares held by non-affiliates. The Company then multiplied the total number of shares held by non-affiliates by the share price as of June 30, 2010. All calculations were made as of June 30, 2010 in accordance with the definition of accelerated filer under the Exchange Act. The charts below show the actual numbers used for this calculation.

Name of Affiliate	Amount of Ordinary Shares Held as of 06/30/2010
Robert Roche	16,645,399

James Yujun Hu	3,367,657

Don Dongjie Yang	6,593,656

Guoying Du	797,030

Ella Man Lin	1,386,111

David Chenghong He	1,386,108

Kevin Guohui Hu	830,379

SB Asia Investment Fund II L.P.	21,141,312

Total Ordinary Shares Held by Affiliates	52,147,652

Total Outstanding Ordinary Shares as of June 30, 2010	88,856,915

Total Ordinary Shares Held by Non-Affiliates	36,709,263

Share Price Per Ordinary Share as of June 30, 2010 (Based on $3.59 per ADS)	$1.19

VALUE OF SHARES HELD BY NON-AFFILIATES AS OF JUNE 30, 2010	$43,684,022.97

SEC Comment Response Letter

January 13, 2012

Because the value of shares held by non-affiliates of the Company as of June 30, 2010 was approximately $43.7 million, or less than $75 million, the Company was a non-accelerated filer. Therefore, the Company was not required to provide an auditor’s attestation report on internal controls over financial reporting in its annual report for its fiscal year ending December 31, 2010.

2. Summary of principal accounting policies, page F-13

(e) Cash and cash equivalents, page F-15

5.	Refer to your accounting policy for cash equivalents on page F-15. Tell us and disclose your accounting policy with regard to potential usage restrictions for cash balances held by your consolidated PRC variable interest entities. See ASC 210-10-S99 for guidance.

The Company respectfully advises the Staff that there are no usage restrictions for cash balances held by our consolidated PRC variable interest entities (the “PRC VIEs”). The Company believes the contractual arrangements, through which the Company controls the operations of the PRC VIEs, provide the ability to make use of the cash balances held by its consolidated PRC VIEs for general operations at any time without prior notice or penalty. As such, the Company believes that the current disclosure in the Company’s Form 20-F is in compliance with ASC 210-10-S99.

6.	To the extent applicable, disclose amounts that cannot be withdrawn without prior notice or penalty from the PRC as of the balance sheet date. Disclose the basis for your conclusion regarding whether foreign currency restrictions are considered to be a usage restriction for the registrant. Further, disclose the amount of penalties that may be incurred in the event that cash balances are utilized by the registrant for purposes outside the PRC as of the balance sheet date. See ASC 305-10-20 for guidance.

The Company notes that definition of Cash included in ASC 305-10-20 states, in part:

Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. [Emphasis added]

SEC Comment Response Letter

January 13, 2012

The Company respectfully advises the Staff that the Company’s cash balances, classified as cash and cash equivalents on the balance sheet may be withdrawn and used without prior notice or penalty, and as such, maintains that the current classification is appropriate.

The Company generates substantially all of its revenue in Renminbi (“RMB”) and substantially all of its operations are conducted in the PRC. The Company acknowledges that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, as discussed in the Risk Factors section of the Company’s Form 20-F, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, the Company is able to pay dividends in foreign currencies without prior approval from SAFE. Approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Given that cash held by the Company’s PRC subsidiaries is available for general use within the PRC and can be exchanged through the process described above, the Company does not believe it would be appropriate to characterize the restrictions on the convertibility of RMB into foreign currency as a usage restriction.

Further, the Company respectfully advises the Staff that it does not believe that the process to convert RMB into foreign currencies will result in penalties being levied against the Company provided that it complies with all above-mentioned processes as required. Therefore, in response to the Staff’s comment, the Company respectfully submits there is no amount of penalty which can be estimated or disclosed.

In response to the Staff’s comment, the Company will revise its future filings to disclose the following:

“Cash balances of our Company that are included in the cash and cash equivalents of our balance sheet, including those denominated in RMB, may be withdrawn and used for our general operations without prior notice or penalty. The PRC government imposes certain controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, we do not consider the process for converting RMB into foreign currency in compliance with these controls to be a usage restriction and such process is not expected to result in any penalties provided that we comply with all above-mentioned processes as required.”

(p) Revenue Recognition, page F-19

7.	Please tell us and disclose how your membership based loyalty program works including whether there are any expiration dates for the points or time period over which points must be redeemed, or how points are redeemed and if there is a membership fee for registered members. Tell us and disclose the accounting implications resulting from these features including how you accrue for partially earned membership award points, to the extent applicable.

SEC Comment Response Letter

January 13, 2012

The Company respectfully advises the Staff that the Company issues loyalty membership points to customers based on their respective purchase amounts and occasionally, issues additional loyalty points pursuant to certain promotional activities. Loyalty membership points are awarded to customers based on 10% of their purchase amounts (i.e., a 100 RMB purchase is awarded 10 points). The loyalty membership points can be redeemed for goods or for discounts on future purchases whereby 10 points equals 1 RMB of value. The loyalty membership points expire one year after the points are issued. There is no membership fee required for any registered members.

The Company accrues for its obligations under the loyalty membership program based on the historical redemption rate of the loyalty membership points. The total value of the loyalty membership points redeemed were US$ 91,000, US$ 109,000 and US$ 80,000 for the years ending, December 31, 2008, 2009 and 2010, respectively.

In response to the Staff’s comment, the Company will revise its future filings to disclose the following:

“The Group conducted promotional activities of direct sales primarily through the use of cash coupon discounts and the membership–based loyalty program which includes membership points. There is no membership fee associated with the loyalty program and all points expire one year after the points are issued. All such costs netted against revenues at the time the revenue is recorded. The Group uses historical trend experience to accrue for cash coupon discounts and membership points. In 2008, 2009 and 2010, the costs associated with cash coupon discounts and membership points were insignificant.”

Exhibit 12.1

8.	Refer to your letter to the Staff dated July 29, 2010. In this letter you agreed to revise your future Chief Executive Officer and Chief Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for Exhibit 12 within Item 19; and remove the titles of the certifying officers at the beginning of the certifications. We note you have not made these revisions in your fiscal 2010 certifications. Please amend your filing to include the revised certifications.

In response to the Staff’s comment, the Company has amended the certifications and will file the Exhibits together with the Company’s Form 20-F/A for the year ended December 31, 2010.

SEC Comment Response Letter

January 13, 2012

Form 6-K dated October 21, 2011

9.	We note your indication that the shareholders of the company approved the re-election of Mr. Andrew Y. Yan and Mr. Wang Jing, as well as the election of Mr. Gordon Wang and Mr. Eric He. Considering the disclosure in your Form 20-F indicates on page 100 that only the terms of Messrs. Yan and Wang expired this year and the Notice of Annual General Meeting of Shareholders dated September 16, 2011 makes no mention of the election of 2 additional directors, please tell us how these two additional directors were elected and whether and where you have disclosed additional information about them to your shareholders.

The Company respectfully submits that, pursuant to the articles of association of the Company (the “Articles”) and as advised by Conyers, Dill & Pearman, the Company’s legal adviser as to Cayman law, the election of directors is an ordinary business to be transacted at any annual general meeting of the Company and shareholders of the Company are entitled to make proposals for the election of directors at an annual general meeting of the Company so long as the procedures set out in the Articles are fulfilled.

At the Company’s annual general meeting held on October 21, 2011, Mr. Robert Roche, a principal shareholder of the Company, made two proposals for the election of Mr. Gordon Wang and Mr. Eric He as additional directors of the Company. Upon motions duly made and seconded, the two proposals were put to a vote and were approved by a majority of shares present at the meeting. The Company will disclose the detail information of the newly elected directors in its Form 20-F for the year ended December 31, 2011 to be filed in early 2012.

* * * * *

SEC Comment Response Letter

January 13, 2012

The Company respectfully submits that Ms. Irene Lin Bian is no longer with the Company and therefore please contact Mr. Lifu Chen, General Counsel of the Company, at +86-21-5151-8888 or chenlf@chinadrtv.com for future correspondence. If you have any questions or wish to discuss any matters with respect to the submission, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Robert Roche
Mr. Don Dongjie Yang
Mr. Lifu Chen